Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to (1) the 2018 and 2017 consolidated financial statements and the retrospective adjustments to the 2016 consolidated financial statements of Hi-Crush Partners LP (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustments made to apply the change in accounting for the acquisition of Hi-Crush Proppants LLC and Hi-Crush GP LLC in 2018), (2) the 2018 and 2017 financial statement schedule of Hi-Crush Partners LP, and (3) the effectiveness of Hi-Crush Partners LP’s internal control over financial reporting dated February 19, 2019, appearing in the Annual Report on Form 10-K of Hi-Crush Partners LP for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

May 31, 2019